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                                                            OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              Century Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    156432106
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   156432106

1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS

         Keefe Managers, Inc.
         13-361-0107

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


                       5       SOLE VOTING POWER

                               198,900*

      NUMBER OF        6       SHARED VOTING POWER
       SHARES
     BENEFICIALLY              0
      OWNED BY
        EACH           7       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                  198,900*
        WITH
                       8       SHARED DISPOSITIVE POWER

                               0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         198,900*


10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 |_|



11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.9%*

12       TYPE OF REPORTING PERSON (See Instructions)

         IA,CO


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Item 1.           (a)      Name of Issuer:

                           Century Bancorp, Inc.

                  (b) Address of Issuer's Principal Executive Offices or, if none, Residence:

                           400 Mystic Avenue
                           Medford, Massachusetts 02155

Item 2.           (a)      Name of Person Filing:

                           KEEFE MANAGERS, INC.

                  (b) Address of Principal Business Office or, if none, Residence:

                           375 Park Avenue (31st Floor)
                           New York, New York 10152

                  (c)      Citizenship:

                           Delaware corporation

                  (d)      Title of Class of Securities:

                           Class A Common Stock

                  (e)      CUSIP Number:

                           156432106

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[  ]           Broker or Dealer registered under Section
                                    15 of the Act

                  (b)[  ]           Bank as defined in section 3(a)(6) of the

                                    Act

                  (c)[  ]           Insurance Company as defined in section

                                    3(a)(19) of the Act

                  (d)[  ]           Investment Company registered under section

                                    8 of the Investment
                                    Company Act


                  (e)[X] Investment Adviser registered under section 203 of the Investment
                                    Advisers Act of 1940

                  (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)

                  (g)[  ]           Parent Holding Company, in accordance with
                                    13d-1(b)(ii)(G) (Note:

                                    See Item 7)


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                  (h)[  ]           Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:       198,900*

                  (b)      Percent of Class:                  5.9%*

                  (c)      Number of Shares as to which such person has:

                           (i)      sole power to vote or direct the
                                    vote -   198,900*

                           (ii)     shared power to vote or direct
                                    the vote -   0

                           (iii)    sole power to dispose or direct the
                                    disposition of -   198,900*

                           (iv)     shared power to dispose or direct the
                                    disposition of -   0

                           *Amounts do not include the 30,800 shares (0.9% of the outstanding) as to which Rainbow Managers, LLC, ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc., ("KMI"), has sole power to vote or direct the vote or to dispose or direct the disposition. KMI does not beneficially own such shares. Such shares were purchased by RM on behalf of its discretionary client in the ordinary course of business and not for the purpose of or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.


Item 5.           Ownership of Five Percent or Less of a Class:

                           NOT APPLICABLE

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person:

                           KMI has purchased all of the shares reported in this statement on behalf of its discretionary clients. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, subject to KMI's general authority to invest and reinvest the assets in each account under its management.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security
                  Being Reported on by the Parent Holding Company


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                           NOT APPLICABLE

Item 8.           Identification and Classification of Members of the
                  Group

                           NOT APPLICABLE

Item 9.           Notice of Dissolution of Group

                           NOT APPLICABLE

Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                KEEFE MANAGERS, INC.


                                                BY: /s/ Harry V. Keefe, Jr.
                                                    ---------------------------
                                                    Harry V. Keefe, Jr.
                                                    Chairman

Dated:  February 7, 1997